UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated January 10, 2006

2.

News Release dated January 16, 2006.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: January 20, 2006	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

PORTAL RESOURCES INCREASES PRIVATE PLACEMENT TO TWO AND A QUARTER MILLION DOLLARS

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that it has increased the previously announced $2,000,000 non-brokered private placement to $2,250,000. The placement consists of 4,500,000 units at a price of $0.50 per unit. Each unit consists of one common share and a one-half share purchase warrant. Each whole share purchase warrant will be exercisable for one common share at a price of $0.75 for a period of 12 months. Company officers and directors will purchase a portion of the private placement.

The proceeds will be used to advance exploration on Portal Resources’ gold/silver and copper/gold exploration projects in Argentina and for general working capital purposes. A seven percent finder's fee will be paid on a portion of the placement. The placement is subject to regulatory approval and is anticipated to close within the following 30 days.

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on gold/silver and copper/gold assets in Argentina.  The company currently controls approximately 800 square miles of mineral rights in two primary project areas. A description of these projects, including maps and photographs can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

No securities regulatory authority or stock exchange has reviewed or accepts responsibility for the adequacy or accuracy of this release

PORTAL RESOURCES INCREASES PRIVATE PLACEMENT TO THREE AND A QUARTER MILLION DOLLARS

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that it has increased the previously announced $2,250,000 non-brokered private placement to $3,250,000. The placement consists of 6,500,000 units at a price of $0.50 per unit. Each unit consists of one common share and a one-half share purchase warrant. Each whole share purchase warrant will be exercisable for one common share at a price of $0.75 for a period of 12 months. Company officers and directors will purchase a portion of the private placement.

The proceeds will be used to advance exploration on Portal Resources’ gold/silver and copper/gold exploration projects in Argentina and for general working capital purposes. A seven percent finder's fee will be paid on a portion of the placement. The placement is subject to regulatory approval and is anticipated to close within the following 30 days.

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on gold/silver and copper/gold assets in Argentina.  The company currently controls approximately 800 square miles of mineral rights in two primary project areas. A description of these projects, including maps and photographs can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

No securities regulatory authority or stock exchange has reviewed or accepts responsibility for the adequacy or accuracy of this release